FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver BC V6M 2A3

Item 2:	Date of Material Change

July 19, 2011

Item 3:	News Release

News release dated & issued on July 19, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Changes

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) and Alto Ventures Ltd. (“ATV”) TSX-V: ATV (together the “Companies”) announced the commencement of Mobile Metal Ion (MMI™) soil geochemistry on the Destiny Gold Project located near Val d’Or, Quebec.

Item 5:	Full Description of Material Change

On July 19, 2011, the Companies announced the commencement of Mobile Metal Ion (MMI™) soil geochemistry on the Destiny Gold Project located near Val d’Or, Quebec.

The MMI™ survey is the first phase of a two phase, exploration program. The second phase will include 10,000 m of drilling to expand the known resource in the DAC Deposit.

The DAC Deposit is one of several significant gold occurrences along a four kilometre segment of the Despinassy Shear Zone (“DSZ”). The deposit is covered by a 15 m thick blanket of overburden and the other gold occurrences along the DSZ are also covered by overburden. The Companies believe there is excellent potential to expand the gold resources on the property at shallow depths in the areas covered by overburden and the MMI™ method is ideally suited for this type of terrain. An orientation survey completed in 2010 to test the method on one of the gold zones (Darla Zone) successfully located gold mineralization below the overburden cover.

The principal objectives of the survey are to extend the known mineralization in the DAC deposit, test the mineralization continuity between DAC, DARLA and Zone 20/21 and to better define shallow targets for a planned diamond drilling program to be completed later this year (Figure 1).

The diamond drilling program will be designed to expand the NI43-101 Resource Estimate filed for the DAC Deposit with SEDAR on March 7, 2011 and includes 10.8 million tonnes averaging 1.05 g/t gold (364,000 ounces) as an Indicated Resource plus 8.3 million tonnes averaging 0.92 g/t gold (247,000 ounces) as Inferred Resource at a cut-off grade of 0.5 g/t gold.

See the full news release dated July 19, 2011 attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary
Telephone: 250‐404‐0310 Facsimile: 604‐685‐6550

Item 9:	Date of Report

July 19, 2011

For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital and Alto Ventures Commence First Phase of Exploration Program on the Destiny Gold Project, Val d’Or, Quebec

  Exploration Program planned in two phases including:
  $200,000, 2500 MMI™ Geochemistry Program
  10,000 metre drill program, to expand the known Resource in DAC Deposit
  Mobile Metal Ion (MMI™) soil geochemistry survey has been started.
  MMI™ results could generate new drill targets at shallow depths along four kilometre strike of the favourable structure that hosts the DAC Deposit, with an Indicate Resource of approximately 364,000 ounces gold and an Inferred Resource of approximately 247,000 ounces of gold
  Diamond drilling is slated to commence on expanded targets in Winter 2011

July 19th , 2011, Vancouver, BC – Alto Ventures Ltd. (“ATV”) TSX-V: ATV and Pacific North West Capital Corp. ("PFN") TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J (together “the Companies”) are pleased to announce the commencement of  Mobile Metal Ion (MMI™) soil geochemistry on the Destiny Gold Project located near Val d’Or, Quebec.

The MMI™ survey is the first phase of a two phase, Exploration program.  The second phase will include 10,000 m of drilling to expand the known Resource in the DAC Deposit.

The DAC Deposit is one of several significant gold occurrences along a four kilometre segment of the Despinassy Shear Zone (“DSZ”).  The deposit is covered by a 15 m thick blanket of overburden and the other gold occurrences along the DSZ are also covered by overburden.  The Companies believe there is excellent potential to expand the gold resources on the property at shallow depths in the areas covered by overburden and the MMI method is ideally suited for this type of terrain.  An orientation survey completed in 2010 to test the method on one of the gold zones (Darla Zone) successfully located gold mineralization below the overburden cover.

The principal objectives of the survey are to extend the known mineralization in the DAC deposit, test the mineralization continuity between DAC, DARLA and Zone 20/21 and to better define shallow targets for a planned diamond drilling program to be completed later this year (Figure 1).

The diamond drilling program will be designed to expand the NI43-101 Resource Estimate filed for the DAC Deposit with SEDAR on March 7, 2011 and includes 10.8 million tonnes averaging 1.05 g/t gold (364,000 ounces) as an Indicated Resource plus 8.3 million tonnes averaging 0.92 g/t gold (247,000 ounces) as Inferred Resource at a cut-off grade of 0.5 g/t gold.

News Release	July 19th, 2011

The MMI survey consists of approximately 2,500 soil samples of which almost 60% will be along a four kilometre segment of the DSZ on strike from the DAC Deposit.  The remaining samples will be collected over other high priority target areas generated from previous work on the property.  Sample collection work has been contracted to Geos Sciences Inc of Rouyn-Noranda, Quebec and is currently in progress.  Geos Sciences has more than 10 years of experience in MMI sampling and mineral exploration, including soil sampling, geophysical surveys and prospecting.

Mobile Metal Ion (MMI™) Geochemistry is an advanced surface exploration technique for finding mineral deposits and is a cost effective surface exploration tool. This technology measures mobile metal ions in surface soils. These mobile metal ions are released from ore bodies and travel upward toward the surface.

Figure 1- Property Geology Map and MMI Sample Areas

Using sophisticated chemical processes and instrumentation, MMI™ is able to measure these ions, in surface soils, to determine accurately where buried mineralization is located.

The MMI analyses will be performed by SGS Mineral Services.  Results from the MMI analyses are expected in September.

Qualified Person Statement

This news release has been reviewed and approved for technical content by Mike Koziol, B.Sc., P.Eng, P.Geo, a qualified person under the provisions of National Instrument 43-101.

News Release	July 19th, 2011

About the Destiny Gold Project

The main area of mineralization on the Destiny Gold Property is the DAC Deposit which occurs over a strike length of about 600 m. In this area, five identifiable intervals of quartz veining and shear-related alteration zones carry significant gold mineralization for which a Mineral Resource Estimate Report (“the Report”) was prepared in 2011.

The Report was prepared for the DAC Deposit by Wardrop, a Tetra Tech Company (“Wardrop”) and filed with SEDAR on March 7, 2011.  At a cut-off grade of 0.5 g/t gold and using the Inverse Distance Squared (ID2) estimation method, the five gold zones that make up the DAC Deposit contain an Indicated Resource of approximately 10.8 million tonnes with an average grade of 1.05 g/t gold (364,000 contained ounces).  In addition, the Inferred Resource totals approximately 8.3 million tonnes with an average grade of 0.92 g/t gold (247,000 contained ounces).  The resources block considers the mineralization to start at approximately 15 m below surface down to a depth of 400 m for the deepest zone.  The mineralization remains open below 400 m.

The DAC Deposit remains open along strike and to depth and is one of several significant gold occurrences along a four kilometre segment of the Despinassy Shear Zone.  The gold mineralization at the other occurrences also starts near surface, and with additional drilling these other occurrences may add significantly to the contained ounces on the property either as satellite zones to the DAC or as new deposits.

Results reported to date from the Destiny Project are very positive.  Previous drilling programs have confirmed anomalous gold values along the DSZ and give rise to the possibility that additional shallow mineralization may be added to the currently defined resource through continued exploration.  The Companies believe that there is excellent potential to significantly increase the contained ounces on the property.

A four million dollar program including drilling was recommended in the report by Wardrop. The recommended drilling is intended to target additional gold mineralization at shallow depths to increase the viability of an open pit mining scenario for the project.

The Report can be view on each of the Companies’ websites at www.pfncapital.com and www.altoventures.com.

Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability.

About Alto Ventures Ltd

Alto Ventures Ltd. is an exploration and development company with a portfolio of highly prospective Canadian gold properties. The Company is active in Quebec in the Abitibi greenstone belt where it has a number of projects including the Alcudia and Destiny gold properties. In Ontario, the Company is exploring in the Beardmore-Geraldton gold belt and the Coldstream project in the Shebandowan gold district. In the Chilcoten Plateau of British Columbia, the Company is exploring the Chilko project near the Newton gold deposit. For more details regarding the Company's projects, please visit Alto’s website at www.altoventures.com.

News Release	July 19th, 2011

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 60 miles from Sudbury, Ontario, one of Canada’s largest mining centres with 2 large mineral processing facilities that have extra capacity.

On April 20th, 2011, PFN announced that it has commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project. As of July 2011, PFN has completed more than 7800 metres of drilling and more than 140 line km of 3D IP geophysics survey. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

On January 24th, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km. Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto.

On April 27th, 2011, PFN announces a new NI43-101 mineral resource estimate on the Rock & Roll Gold-Silver-Polymetallic Project, located in Northern BC. (see news release dated April 27th, 2011). New mineral; resource estimate significantly increases historic resource, indicated resources includes: 2,155,679 tonnes grading 0.68 g/t gold (47,040 contained oz of Au), and 82.7 g/t silver (5,734,445 contained oz of Ag) at a cut‐off grade of 0.5 g/t AuEq and  including 0.22% Copper (10,500,833 lbs Cu), 0.22% Lead (10,399,960 lbs Pb), and 0.94% Zinc (44,522,995 lbs Zn). The Rock and Roll Polymetallic Project is under option from Equity Exploration Consultants Ltd., First Fiscal Enterprises Ltd. and Pamicon Developments Ltd.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU: TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011. (Click here to view Fire River Gold’s 2011 President’s Message)

News Release	July 19th, 2011

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.5 million in working capital and securities and no debt.

Aggressive Ongoing Acquisition Program

The Company has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals projects, precious metals and base metals projects on an international scale.

The Company has recently begun significantly expanding its PGM project portfolio in Canada and the U.S. (Alaska) and will be releasing updates as soon as these acquisitions have been completed.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.Pfncapital.com)

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission